
CLEARWATER
PAPER

CLEARWATER PAPER CORPORATION

FOURTH QUARTER AND FULL YEAR 2019 SUPPLEMENTAL INFORMATION

February 26, 2020

LINDA MASSMAN
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

ROBERT HRIVNAK
SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

FORWARD-LOOKING STATEMENTS


CLEARWATER
PAPER®

This presentation of supplemental information contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the commercialization of the Shelby, NC facility; the continuous digester project at the Lewiston, ID facility; new paperboard products; operational flexibility; debt leverage; liquidity; cash flows; balance sheet; Q1 2020 adjusted EBITDA, operating income (loss), adjusted operating income (loss), net earnings (loss), adjusted net earnings (loss), net earnings (loss) per diluted common share, and adjusted net earnings (loss) per diluted common share; Q1 2020 product pricing and sales mix, product volumes shipped, maintenance and repairs, operational upsets (weather related events), input costs and SG&A, net sales and adjusted operating margin; full year 2020 net sales, product pricing and sales mix, inflation, major maintenance and repairs, pulp costs, and expected financial impact of the Shelby, NC expansion and the Lewiston, ID continuous digester project, interest expense, capital spend, working capital, depreciation and amortization, and tax rate; major maintenance schedule; and volume and cost sensitivities for major input costs. These forward-looking statements are based on management's current expectations, estimates, assumptions and projections that are subject to change. Our actual results of operations may differ materially from those expressed or implied by the forward-looking statements contained in this presentation. Important factors that could cause or contribute to such differences include the risks and uncertainties described from time to time in the company's public filings with the Securities and Exchange Commission, as well as the following:

- competitive pricing pressures for our products, including as a result of increased capacity as additional manufacturing facilities are operated by our competitors;
- the loss of, changes in prices in regard to, or reduction in, orders from a significant customer;
- changes in the cost and availability of wood fiber and wood pulp;
- changes in transportation costs and disruptions in transportation services;
- changes in customer product preferences and competitors' product offerings;
- customer acceptance and timing and quantity of purchases of our tissue products, including the existence of sufficient demand for and the quality of tissue produced by our expanded Shelby, North Carolina operations;
- consolidation and vertical integration of converting operations in the paperboard industry;
- our ability to successfully implement our operational efficiencies and cost savings strategies, along with related capital projects, and achieve the expected operational or financial results of those projects, including from the continuous digester at our Lewiston, Idaho facility;
- changes in the U.S. and international economies and in general economic conditions in the regions and industries in which we operate;
- manufacturing or operating disruptions, including IT system and IT system implementation failures, equipment malfunctions and damage to our manufacturing facilities;
- changes in costs for and availability of packaging supplies, chemicals, energy and maintenance and repairs;
- larger competitors having operational and other advantages;
- labor disruptions;
- cyclical industry conditions;
- changes in expenses, required contributions and potential withdrawal costs associated with our pension plans;
- environmental liabilities or expenditures;
- cyber-security risks;
- reliance on a limited number of third-party suppliers for raw materials;
- our ability to attract, motivate, train and retain qualified and key personnel;
- material weaknesses in our internal control over financial reporting;
- our substantial indebtedness and ability to service our debt obligations;
- restrictions on our business from debt covenants and terms;
- negative changes in our credit agency ratings; and
- changes in laws, regulations or industry standards affecting our business.

Forward-looking statements contained in this presentation present management's views only as of the date of this presentation. We undertake no obligation to publicly update forward-looking statements, to retract future revisions of management's views based on events or circumstances occurring after the date of this presentation.

FOURTH QUARTER 2019 BUSINESS HIGHLIGHTS


CLEARWATER
PAPER

FINANCIAL PERFORMANCE	**$436 million net sales,** down (2%) vs. Q3'19 and up 2% from Q4'18 **$18 million operating income and 4% margin** **Diluted net earnings per share of $0.12** $52 million adjusted EBITDA,[1] above the original outlook
MARKETS & OPERATIONS	Completed maintenance outage at our Arkansas mill Final component of pulp optimization project at Idaho mill commissioned in Q4 Continued growth in retail tissue shipments enabled by Shelby expansion, with overall volume up 15% year over year
CAPITAL ALLOCATION	$14 million of capital invested in Q4'19 Reduced net leverage ratio[2] 50 basis points from the end of Q3 to the end of Q4 as cash from operations was used to pay down debt

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.
[2] Total leverage ratio is calculated as the total net debt to rolling four quarter total adjusted EBITDA plus franchise taxes and other reoccurring non-cash items.

2019 FULL YEAR BUSINESS HIGHLIGHTS


CLEARWATER
PAPER®

FINANCIAL PERFORMANCE	**$1.8 billion net sales,** up 2% vs. 2018 **$45 million operating income and 3% margin** **Diluted net loss per share of ($0.34)** $167 million adjusted EBITDA[1]
MARKETS & OPERATIONS	Start-up, ramp and commercialization of new tissue mill in North Carolina producing both conventional and ultra quality products Private label continued to gain share against branded labels, up 1.4% to 31.8% in 2019 versus 2018 Introduced NuVo®, a new brand of cup stock paperboard that provides foodservice operators choice and differentiation through customized material to fit their specific brand needs
CAPITAL ALLOCATION	$140 million of capital invested in 2019 Refinanced existing lines of credit with new term loan and asset based revolving credit. Provides additional operational flexibility and liquidity as we focus on generating free cash flow to reduce our debt.

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

CLEARWATER PAPER ANNUAL RESULTS


CLEARWATER
PAPER

GAAP Measures (dollars in millions)

	Net Sales	Operating Income (Loss)	Net (Loss)
2019	$1,762	$45.4	$(5.6)
2018	$1,724	($97.9)	($143.8)

2019 vs. 2018 Adjusted EBITDA[1] Bridge

PRICE/MIX	Favorable pricing in paperboard and tissue
VOLUME/DIVESTITURE	Higher volume with new and existing customers enabled by Shelby expansion partially offset by divestiture of Ladysmith in August 2018
PULP/FIBER	Higher wood fiber prices slightly offset by lower purchased pulp prices
MAINTENANCE	Scheduled maintenance outages in 2019 at Idaho and Arkansas mills
SHELBY RAMP	Lower distribution costs enabled by our Shelby expansion mill partially offset by start-up and production ramp costs at the mill
OPERATIONAL DISRUPTIONS	Natural gas pipeline supply disruption in Q1'19 and other operational disruptions in Q2'19
SG&A	Higher professional, audit and legal fees related to material weakness and goodwill impairment


ADJ. EBITDA1
(MILLIONS)
$210
$200
$190
$180
$170
$160
$150
$181.6
$20.4
$7.9
-$7.2
-$4.4
-$23.5
$5.7
-$7.0
-$3.7
-$2.5
$167.3
2018 Adj. EBITDA 1
Price/Mix
Volume
Divestiture
Pulp/Fiber
Maintenance
Shelby Ramp
Operational Disruptions
Other
SG&A
2019 Adj. EBITDA 1

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

CLEARWATER PAPER SEQUENTIAL QUARTER RESULTS


CLEARWATER
PAPER

GAAP Measures (dollars in millions)

	Net Sales	Operating Income (Loss)	Net Earnings (Loss)
Q4'19	$435.5	$18.1	$2.0
Q3'19	$445.2	($2.4)	($11.0)

Q4'19 vs. Q3'19 Adjusted EBITDA[1] Bridge

PRICE/MIX	Unfavorable mix in paperboard and tissue
VOLUME	Tissue volume at new accounts offset by seasonally lower paperboard volume
PULP/FIBER	Lower external pulp and wood fiber prices
MAINTENANCE	Absence of Idaho maintenance outage partially offset by Arkansas maintenance outage
OTHER	Lower energy, chemicals, operating supplies and transportation partially offset by higher SG&A


ADJ. EBITDA1
(MILLIONS)
$55
$50
$45
$40
$35
$30
$25
$20
$31.5
-$3.4
-$1.7
$7.4
$15.3
$2.6
$51.7
Q3'19 Adj. EBITDA 1
Price/Mix
Volume
Pulp/Fiber
Maintenance
Other
Q4'19 Adj EBITDA 1

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

CLEARWATER PAPER YEAR OVER YEAR SAME QUARTER RESULTS


CLEARWATER
PAPER

GAAP Measures (dollars in millions)

Q4'19	Net Sales	$435.5	Operating Income (Loss)	$18.1	Net Earnings (Loss)	$2.0
Q4'18		$428.7		$(174.7)		$(187.7)

Q4'19 vs. Q4'18 Adjusted EBITDA[1] Bridge

PRICE/MIX	Unfavorable tissue mix coupled with slightly lower tissue and paperboard pricing
VOLUME	Higher tissue volume at new and existing accounts
PULP/FIBER	Lower external pulp and wood fiber prices
MAINTENANCE	Scheduled maintenance outage at Arkansas mill partially offset by lower other maintenance spend
SHELBY RAMP	Lower distribution costs enabled by our Shelby expansion mill partially offset by start-up and production ramp costs at the mill
OPERATIONAL DISRUPTION	Absence of operational disruption experienced at the Idaho mill in Q4'18
OTHER	Lower energy, chemicals, and operating supplies partially offset by slightly higher SG&A


ADJ. EBITDA[1]
(MILLIONS)
$60
$53
$46
$39
$32
$25
$46.7
-$6.9
$3.6
$6.2
-$4.5
$1.4
$2.0
$3.2
$51.7
Q4'18 Adj. EBITDA 1
Price/Mix
Volume
Pulp/Fiber
Maintenance
Shelby Ramp
Operational Disruption
Other
Q4'19 Adj EBITDA 1

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

CONSUMER PRODUCTS SEQUENTIAL QUARTER RESULTS


CLEARWATER
PAPER

GAAP Measures (dollars in millions)

	Segment Net Sales	Segment Operating Income (Loss)	Segment Operating Income (Loss) Percentage
Q4'19	$230.6	$1.6	0.7%
Q3'19	$228.5	($4.4)	(1.9)%

Q4'19 vs. Q3'19 Segment Adjusted EBITDA[1] Bridge

PRICE/MIX	Unfavorable mix
VOLUME	Volume at new customer accounts
PULP	Lower external pulp prices
MAINTENANCE	Lower planned maintenance
OTHER	Lower energy and transportation


SEGMENT ADJ. EBITDA[1]
(MILLIONS)
$22
$20
$18
$16
$14
$12
$10
$8
$14.6
-$1.8
$0.6
$3.5
$1.8
$1.5
$20.2
Q3'19 Segment Adj. EBITDA[1]
Price/Mix
Volume
Pulp
Maintenance
Other
Q4'19 Segment Adj. EBITDA [1]

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

PULP AND PAPERBOARD SEQUENTIAL QUARTER RESULTS


CLEARWATER PAPER

GAAP Measures (dollars in millions)

	Segment Net Sales	Segment Operating Income	Segment Operating Income Percentage
Q4'19	$204.9	$35.3	17.2%
Q3'19	$216.7	$17.1	7.9%

Q4'19 vs. Q3'19 Segment Adjusted EBITDA[1] Bridge

PRICE/MIX	Lower paperboard pricing
VOLUME	Seasonally lower shipments
PULP/FIBER	Lower wood fiber and external pulp prices
MAINTENANCE	Absence of Idaho maintenance outage partially offset by Arkansas maintenance outage
OTHER	Lower chemicals, operating supplies and other costs


SEGMENT ADJ. EBITDA1
(MILLIONS)
$45
$40
$35
$30
$25
$20
$28.3
-$1.6
-$2.3
$3.9
$13.5
$2.7
$44.5
Q3'19 Segment Adj. EBITDA1
Price/Mix
Volume
Pulp/Fiber
Maintenance
Other
Q4'19 Segment Adj. EBITDA 1

[1] Non-GAAP measure – See Appendix for the definition and reconciliation to the most comparable GAAP measure.

Q1'20 ADJUSTED EBITDA OUTLOOK[1], ADJUSTED EARNINGS OUTLOOK[1] AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)


CLEARWATER
PAPER

Adjusted EBITDA Outlook

	THREE MONTHS ENDING MARCH 31, 2020	
	RANGE OF ESTIMATE	
(Dollars in millions)	FROM	TO
GAAP net loss	($8.1)	($3.7)
Interest expense, net	12.8	12.9
Income tax benefit	(2.7)	(1.2)
Depreciation and amortization expense	27.9	27.9
Non-operating pension and OPEB costs	1.9	1.9
Other	9.2	9.2
Adjusted EBITDA[2,3]	$41.0	$47.0

Adjusted Net Earnings Outlook

	THREE MONTHS ENDING MARCH 31, 2020	
	RANGE OF ESTIMATE	
(Dollars in millions)	FROM	TO
GAAP operating income	$3.5	$9.5
Other	9.2	9.2
Adjusted operating income[4]	$12.7	$18.7

(Dollars in millions)	FROM	TO
GAAP net loss	($8.1)	($3.7)
Adjustments, after tax[5]:		
Non-operating pension and OPEB costs	1.4	1.4
Other	6.9	6.9
Adjusted net earnings[4]	$0.2	$4.6

	FROM	TO
GAAP net loss per diluted common share[6]	($0.49)	($0.22)
Adjusted net earnings per diluted common share[4,6]	$0.01	$0.28

[1] This information is based upon management's current expectations and estimates, which are in part based on market and industry data. Many factors are outside the control of management, including input costs for commodity products, market prices for output products, and actual results may differ materially from the information set forth above. See "Forward-Looking Statements" on page 2.
[2] Adjusted EBITDA is a non-GAAP measure that management uses as a supplemental performance measure. The most directly comparable GAAP measure is net earnings (loss). Adjusted EBITDA is net earnings (loss) adjusted for net interest expense, income taxes, depreciation and amortization, and adjustments. It should not be considered as an alternative to net earnings (loss) computed under GAAP.
[3] Excluding the impact of the items listed that we do not believe are indicative of our core operating performance.
[4] Adjusted operating income, Adjusted net earnings (loss) and Adjusted net earnings (loss) per diluted common share exclude the impact of the items listed that we do not believe are indicative of our core operating performance.
[5] Tax effect was calculated using a quarterly tax rate ranging of 25%.
[6] GAAP net earnings (loss) per diluted common share and Adjusted net earnings (loss) per diluted common share are calculated utilizing fourth quarter 2019 diluted average common shares outstanding of 16,556 (in thousands).

Q1'20 OUTLOOK[1]


CLEARWATER
PAPER

ADJ. EBITDA[2]
(MILLIONS)

	Q4'19 Adj. EBITDA[2]	Price/Mix	Volume	Weather Related Event	Costs	Q1'20 Adj. EBITDA Outlook[1,2]
Value	$52	$1 - $2	$1 - $2	$2 - $3	$4 - $7	$41 - $47

NET SALES	1% - 2% Higher
ADJUSTED OPERATING MARGIN[2,3]	2.5% - 4.5%
ADJUSTED EBITDA[2]	$41M - $47M
ADJUSTED NET EARNINGS PER DILUTED COMMON SHARE[2,4]	$0.01 - $0.28

[1] This information is based upon management's current expectations and estimates, which are in part based on market and industry data. Many factors are outside the control of management, including input costs for commodity products, market prices for output products, and actual results may differ materially from the information set forth above. See "Forward-Looking Statements" on page 2.
[2] Non-GAAP measure – See prior slides for the reconciliation to the most comparable GAAP measure.
[3] Adjusted operating margin is defined as net sales divided by adjusted operating income.
[4] Adjusted net earnings (loss) per diluted common share is calculated utilizing fourth quarter 2019 diluted average common shares outstanding of 16,556 (in thousands).

2020 OUTLOOK[1]


CLEARWATER
PAPER

( ) Negative ADJ EBITDA impact YoY
Positive ADJ EBITDA impact YoY

Year over Year change from 2019 ADJ EBITDA (dollars in millions)

Price/Mix/Volume	($30) to ($25)	• Capacity additions expected to continue driving a competitive tissue market • Index price decrease in paperboard
Inflation	($20) to ($15)	• Wage/benefit increases and other general inflation on input costs
Maintenance	$20 to $25	• No scheduled maintenance outages
Pulp	$15 to $20	• Based on market index projections
Capital Projects Benefits	$20 to $25	• Primarily Shelby expansion
	$5 to $30	Net change of above components

	2020 Outlook	
Net Sales	2% to 3% Higher	• Higher tissue sales driven by increased capacity at Shelby mill • Higher paperboard sales with higher uptime on paper machines due to absence of scheduled maintenance outages at Idaho and Arkansas mills
Other Assumptions		• $49 to $51M Interest expense • $20 to $25M Working capital increase • $45 to $50M Capital expense • $109 to $111M Depreciation and amortization expense • 25% Tax rate

[1] This information is based upon management's current expectations and estimates, which are in part based on market and industry data. Many factors are outside the control of management, including input costs for commodity products, market prices for output products, and actual results may differ materially from the information set forth above. See "Forward-Looking Statements" on page 2.

FIVE QUARTER SEGMENT TRENDS


CLEARWATER
PAPER®

(Dollars in millions)

Consumer Products

Pulp & Paperboard

Total Net Sales

$212.7
$223.4
$224.3
$228.5
$230.6
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19


$216.0
$205.4
$227.7
$216.7
$204.9
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19

Adj. EBITDA & Margin[1,2]


$15.7
7.4%
$16.0
7.2%
$12.3
5.5%
$14.6
6.4%
$20.2
8.8%
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19


$41.5
19.2%
$38.9
18.9%
$43.0
18.9%
$28.3
13.0%
$44.5
21.7%
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19

[1] Non-GAAP measure - See Appendix for the definition and reconciliation to the most comparable GAAP measure.
[2] Non-GAAP measure - Segment Adjusted EBITDA margin is defined as Segment Adjusted EBITDA divided by Segment net sales.

KEY SEGMENT RESULTS
(UNAUDITED)


CLEARWATER
PAPER

	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19
Consumer Products					
Shipments					
Retail (short tons)	69,480	73,356	76,175	79,526	79,748
Non-Retail (short tons)[1]	11,500	10,266	6,623	6,882	8,393
Total Tissue Tons	80,980	83,622	82,798	86,408	88,141
Converted Products (cases in thousands)[2]	11,621	12,320	12,488	13,162	13,290
Sales Price					
Retail ($/short ton)[1]	$2,776	$2,789	$2,764	$2,707	$2,698
Non-Retail ($/short ton)[1]	$1,727	$1,799	$1,851	$1,805	$1,590
Total Tissue ($/short ton)	$2,627	$2,667	$2,691	$2,635	$2,593
Segment net sales ($ in millions)	$212.7	$223.4	$224.3	$228.5	$230.6
Pulp and Paperboard					
Shipments					
Paperboard (short tons)[3]	218,322	202,834	225,188	214,537	202,102
Sales Price					
Paperboard ($/short ton)[3]	$982	$1,001	$1,004	$1,004	$1,009
Segment net sales ($ in millions)	$216.0	$205.4	$227.7	$216.7	$204.9

[1] Includes away-from-home (AFH), contract, and parent roll tissue products.
[2] Includes retail, AFH, and contract tissue case products.
[3] Shipments and Sales Price exclude Scrap Sales.

CAPITAL ALLOCATION


CLEARWATER PAPER

(Dollars and shares in millions)


Cash Capital Expenditures
$93
$129
$155
$200
$296
$140
2014
2015
2016
2017
2018
2019


Cumulative Shares Repurchased and Shares Outstanding[1]
22.77
22.99
21.08
19.56
17.81
16.49
16.45
16.48
16.54
0.3
0.9
2.9
4.5
6.4
7.7
7.8
7.8
7.8
2011
2012
2013
2014
2015
2016
2017
2018
2019
Cumulative Shares Repurchased
Total Shares Outstanding

[1] As of year-end.

DEBT, INTEREST AND CASH FLOW


CLEARWATER
PAPER®

(Dollars in millions)

Net Debt[1]


ST Debt
LT Debt
$793
$715
$78
$887
$697
$190
$890
$697
$193
$947
$897
$50
$891
$891
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19

Total Leverage Ratio[2]


4.40
4.97
4.98
5.67
5.17
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19

Net Interest Expense


$31.2
$30.7
$31.4
$30.7
$44.9
2015
2016
2017
2018
2019

Cash Flow From Operations


$159.7
$172.8
$178.7
$168.9
$55.6
$47.8
$71.8
2015
2016
2017
2018
2019
Q4'18
Q4'19

[1] Long-term debt includes: long-term Senior Bond Notes, long-term portion of line-of-credit, term loan B, and financing leases. Short-term debt includes: short-term portion of line of credit less cash and cash equivalents.
[2] Total leverage ratio is calculated as the total net debt to rolling four quarter total adjusted EBITDA plus franchise taxes and other reoccurring non-cash items.

MAJOR MAINTENANCE SCHEDULE


CLEARWATER
PAPER

(Dollars in millions)

Year	Total	Q1	Q2	Q3	Q4	Other
2015	$22	$15	$7			
2016	$18			$18		
2017	$30		$10	$20		
2018	None					
2019	$24			$17	$7	
2020e[1]	None					
2021e[1]	$23 - $27					Arkansas; Idaho
2022e[1]	$15 - $20					Idaho

Q1 Q2 Q3 Q4

[1] This information is based upon management's current expectations and estimates, as well as historical averages. Many factors are outside the control of management, and actual results may differ materially from the information set forth above. See "Forward-Looking Statements" on page 2.

KEY COMMODITY CONSUMPTION VOLUMES


CLEARWATER
PAPER®

COGS Input	Unit of Measure	Approximated Annual Volume[1] (in Millions)	$ Change Per Unit[1] +/-	Approximated Annual expected Adjusted EBITDA[2] Impact +/- (in Millions)
Purchased Pulp	Ton	0.3	$20.00	$6.0
Fiber	Bone Dry Ton	1.5	$4.00	$6.0
Diesel	Gallon	10.0	$0.50	$5.0
Electric	MWh	1.2	$5.00	$6.0
Natural Gas	MMBTU	10.7	$0.50	$5.4
Polyethylene	Pound	30.0	$0.20	$6.0
Caustic	Pound	90.0	$0.06	$5.4
Chlorate	Pound	30.0	$0.20	$6.0

[1] Approximated annual volume and expense amounts are based on historical average consumption and management's current expectations and estimates with respect to future volumes and expense, and these amounts may be significantly influenced by general market conditions and other factors outside of our control. Actual results may differ materially from the information set forth above. See "Forward-Looking Statements" on page 2.
[2] Non-GAAP measure.




CLEARWATER
PAPER®

RECONCILIATIONS

ADJUSTED NET EARNINGS AND ADJUSTED EBITDA RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)


CLEARWATER
PAPER

(Dollars in millions)	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Net earnings (loss)	$ (187.7)	$ 3.8	$ (0.4)	$ (11.0)	$ 2.0	$ (143.8)	$ (5.6)
Add back:							
Income tax provision	(4.5)	(0.7)	(3.4)	8.7	(2.3)	(10.3)	2.3
Earnings before income taxes	$ (183.2)	$ 4.5	$ 3.0	$ (19.7)	$ 4.3	$ (133.5)	$ (7.9)
Add back:							
Goodwill impairment	195.1	—	—	—	—	195.1	—
Debt retirement costs	—	—	—	2.7	—	—	2.7
Other operating charges	—	(0.3)	0.4	1.9	4.3	(17.5)	6.3
Adjusted income before tax	$ 11.9	$ 4.2	$ 3.4	$ (15.1)	$ 8.6	$ 44.1	$ 1.1
Adjusted income tax provision (benefit)	4.5	1.1	0.8	(7.1)	2.5	2.2	(2.7)
Adjusted earnings (loss)[1]	$ 7.4	$ 3.1	$ 2.6	$ (8.0)	$ 6.1	$ 41.9	$ 3.8

(Dollars in millions)	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	2018	2019
Net earnings (loss)	$ (187.7)	$ 3.8	$ (0.4)	$ (11.0)	$ 2.0	$ (143.8)	$ (5.6)
Add back:							
Income tax provision	4.5	0.8	3.3	(8.7)	2.3	10.3	(2.3)
Interest expense, net	7.3	8.5	10.9	13.1	12.4	30.7	44.9
Debt retirement costs	—	—	—	2.7	—	—	2.7
Depreciation and amortization	26.3	25.8	28.5	32.0	29.3	101.9	115.6
Goodwill impairment	195.1	—	—	—	—	195.1	—
Non-operating pension and other postretirement benefit costs	1.2	1.3	1.5	1.5	1.4	4.9	5.7
Other operating charges	—	(0.3)	0.4	1.9	4.3	(17.5)	6.3
Adjusted EBITDA[2,3]	$ 46.7	$ 39.9	$ 44.2	$ 31.5	$ 51.7	$ 181.6	$ 167.3
Consumer Products	$ 15.7	$ 16.0	$ 12.3	$ 14.6	$ 20.2	$ 58.1	$ 63.1
Pulp and Paperboard	41.5	38.9	43.0	28.3	44.5	168.7	154.7
Corporate	(10.5)	(15.0)	(11.1)	(11.4)	(13.0)	(45.2)	(50.5)
Adjusted EBITDA[2,3]	$ 46.7	$ 39.9	$ 44.2	$ 31.5	$ 51.7	$ 181.6	$ 167.3

[1] Adjusted earnings (loss) exclude the impact of the items that we do not believe are indicative of our core operating performance.
[2] Adjusted EBITDA excludes the impact of the items that we do not believe are indicative of our core operating performance.
[3] In the first quarter of 2018, we adopted a new accounting standard that resulted in a change in the presentation of pension and postretirement benefit costs other than service costs on a line outside of operating income. Beginning in the first quarter of 2019, the Company is excluding these non-operating costs from the calculation of Adjusted EBITDA. The corresponding prior period amounts have been reclassified to conform with the current period presentation.

SEGMENT ADJUSTED EBITDA RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)


CLEARWATER PAPER®

(Dollars in millions)	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Consumer Products segment income (loss)	$ 0.8	$ 1.3	$ (5.1)	$ (4.4)	$ 1.6	$ 0.3	$ (6.6)
Depreciation and amortization	14.9	14.7	17.4	19.0	18.6	57.8	69.7
Adjusted EBITDA Consumer Products	$ 15.7	$ 16.0	$ 12.3	$ 14.6	$ 20.2	$ 58.1	$ 63.1
Pulp and Paperboard segment income	$ 31.8	$ 29.4	$ 33.5	$ 17.1	$ 35.3	$ 130.9	$ 115.3
Depreciation and amortization	9.7	9.5	9.5	11.2	9.2	37.8	39.4
Adjusted EBITDA Pulp and Paperboard	$ 41.5	$ 38.9	$ 43.0	$ 28.3	$ 44.5	$ 168.7	$ 154.7
Corporate segment loss	$ (12.2)	$ (16.6)	$ (12.7)	$ (13.2)	$ (14.5)	$ (51.5)	$ (57.0)
Depreciation and amortization	1.7	1.6	1.6	1.8	1.5	6.3	6.5
Adjusted EBITDA Corporate	$ (10.5)	$ (15.0)	$ (11.1)	$ (11.4)	$ (13.0)	$ (45.2)	$ (50.5)
Adjusted EBITDA[1]	$ 46.7	$ 39.9	$ 44.2	$ 31.5	$ 51.7	$ 181.6	$ 167.3

[1] Adjusted EBITDA excludes the impact of the items that we do not believe are indicative of our core operating performance.

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CLEARWATER
PAPER®